UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
________________________________________________________________________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 3, 2020
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Synacor, Inc.
(Exact name of registrant as specified in its charter)
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Delaware	001-33843	16-1542712
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 La Riviere Drive, Suite 300 Buffalo, New York		14202
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (716) 853-1362
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value (voting)	SYNC	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Directors; Compensatory Arrangements of Certain Directors.
(b) As previously announced on February 11, 2020, Synacor, Inc. (“Synacor”), Quantum Merger Sub I, Inc., a direct, wholly owned subsidiary of Synacor (“Merger Sub”) and Qumu Corporation (“Qumu”) entered into an agreement and plan of merger and reorganization (the “Merger Agreement”) for a proposed “merger of equals” transaction, pursuant to which, and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into Qumu (the “Merger”), with Qumu surviving the Merger as a wholly owned subsidiary of Synacor. Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, the board of directors of Synacor, representing the newly combined company (the “New Synacor Board”), will consist of seven directors — three directors coming from Synacor’s existing board of directors, two directors coming from Qumu’s existing board of directors and Synacor Chief Executive Officer Himesh Bhise. It is anticipated that one additional independent director with software and SaaS experience relevant to the operations of Synacor will be selected by the New Synacor Board, with such new director being subject to the approval of the New Synacor Board including at least one of the two directors from Qumu. It is anticipated that this seventh director will serve as the Chairperson of the New Synacor Board.
In anticipation of the foregoing, Synacor announced on March 3, 2020 that Jordan Levy tendered his resignation as Chairman of the Board on March 3, 2020, and is stepping down from Synacor’s Board of Directors (the “Board”) effective immediately. In addition, Gary L. Ginsberg and Scott Murphy have each notified the Board on February 27, 2020 that they will resign from the Board immediately prior to the 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”) and therefore, will not stand for re-election to the Board at the 2020 Annual Meeting. As a result there will be only one Class III Director up for election at the 2020 Annual Meeting. The Board has appointed Kevin Rendino, an existing director, as Interim Chairman of the Board effective immediately. Effective immediately prior to the time of the 2020 Annual Meeting, the size of the Board will be reduced from nine members to seven members.
In addition, the Board has determined that Mr. Rendino, Elisabeth B. (Lisa) Donohue and Marwan Fawaz will be the Synacor directors who will continue to serve on the New Synacor Board following the closing of the Merger, along with Himesh Bhise. Andrew Kau and Michael J. Montgomery, current directors of Synacor, notified the Board on February 27, 2020 that they each intend to resign from their position as a director of Synacor immediately prior to the closing of the Merger and will be replaced by the members to be appointed by Qumu as provided in the Merger Agreement.
Additional Information and Where to Find It
In connection with the proposed merger between Synacor and Qumu, Synacor intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Synacor and Qumu and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Synacor and Qumu in advance of the meeting. BEFORE MAKING ANY VOTING DECISION, SYNACOR’S AND QUMU’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF SYNACOR AND QUMU WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Synacor and Qumu, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Synacor makes available free of charge at www.synacor.com, copies of materials it files with, or furnishes to, the SEC. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Synacor, Qumu and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Synacor and Qumu in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Synacor’s directors and executive officers in Synacor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 14, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on April 5, 2019. Security holders may obtain information regarding the names, affiliations and interests of Qumu’s directors and executive officers in Qumu’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and its definitive proxy statement for the 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019. To the extent the holdings of Synacor securities by Synacor’s directors and executive officers or the holdings of Qumu securities by Qumu’s directors and executive officers have changed since the amounts set forth in Synacor’s or Qumu’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Synacor’s website at www.synacor.com and Qumu’s website at www.qumu.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Synacor, Inc.

Date: March 3, 2020	By:	/s/ Timothy J. Heasley
Timothy J. Heasley
Chief Financial Officer and Secretary